

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2015

<u>**Via E-mail**</u>
Mr. Nelson Perez
President and Director
Bella Costa Designs, Inc.
Sector Central, Lote 31
Aldea Los Canoas
Guatemala

> Re: **Bella Costa Designs, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 3, 2015**
> **File No. 333-201403**

Dear Mr. Perez:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 13

1. We note your response to comment 2. Please revise your Form S-1 to disclose the following information under this heading and in the footnotes to your financial statements:

    - Quantify the amount of offering expenses that have been paid to this date, and the amount of any outstanding related party loans that resulted from such payments;

    - Discuss how and where these transactions have been recorded in the financial statements that are included in your Form S-1 or if these amounts were paid subsequent to the latest balance sheet provided;

- State that you have obtained or intend to obtain a loan from your director for any unpaid amounts and that the proceeds from this offering will not be used to pay for these expenses.

- Quantify the total estimated amount of related party loan that you intend to obtain to pay for these offering expenses, and discuss the Company's anticipated source(s) of liquidity in order to make payments on this loan. In this regard, we note that the Company has not recorded any revenue since its September 15, 2014 inception and that cash on hand was only $827 as of January 31, 2015.

2. We note your response and your revised disclosure in response to comment 3 of our letter dated March 26, 2015. In particular, we note your disclosure in the last risk factor on page 12 that "[a]t this time [y]our business plan does not allow [sic] for the payment of the estimated cost $10,000" and we continue to note your disclosure throughout your prospectus that if you raise less than 25% of the offering, you will not have enough money to cover your offering expenses. Please revise to reconcile those statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc (via email): Diane J. Harrison, Esq.